EXHIBIT 99.1

Trekor Announces 41 Million Pounds of Copper Production from Gibraltar and Florence Copper in the Third Quarter

VANCOUVER, British Columbia, Oct. 08, 2026 (GLOBE NEWSWIRE) -- Trekor Metals Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Trekor” or the "Company") is pleased to announce third quarter total production of 41 million pounds of copper from its 100%-owned Gibraltar mine and Florence Copper production facility.

Gibraltar produced 34 million pounds of copper and 380 thousand pounds of molybdenum in the quarter. The Connector Pit continued to deliver strong grades which, in addition to an increase in mill throughput and improved SX/EW plant performance, drove a 12% increase in quarterly production. Copper sales from Gibraltar totalled 31 million pounds in the period.

The Florence Copper ramp-up continued in the third quarter with steady monthly production growth. Total copper cathode production was seven million pounds, a 36% increase over the prior period. Sales for the quarter were seven million pounds.

Stuart McDonald, President & CEO of Trekor, commented, “Solid progress on the Florence Copper ramp- up continued in the third quarter with no wellfield performance issues of any significance. Initial flow rates across the wellfield continue to exceed expectations, and work is ongoing to optimize the balance between wellfield flows and PLS grade. The SX/EW plant has been operating very well, producing high-quality copper cathode with no impurities, and operated for several days last week at design capacity without issue. The one area where progress remains behind our initial plan is the wellfield expansion. Drilling rates have improved in recent months, but we are still about three months behind our original plan. We are now expecting 25 to 28 million pounds of copper production in 2026. Wells recently brought online, together with those expected to come online shortly, are anticipated to support a significant increase in cathode production, completing the ramp-up to full production capacity in early 2027.”

“Our Gibraltar mine had another strong quarter of operating performance, as higher grade ore was mined from the bottom of the Connector Pit. The transition back into more complex ore began later in the third quarter which impacted recoveries as expected. In the fourth quarter we expect lower grades and recoveries as mining transitions back to the upper benches of the Connector Pit. Based on production through three quarters, we now expect Gibraltar to produce 115 to 120 million pounds of copper, an increase over our original guidance of 110 to 115 million pounds.”

On October 6, Florence Copper hosted an event in Arizona to mark the onset of commercial production at the world’s first greenfield commercial-scale in-situ copper operation. Representatives of federal, state and local governments attended, including U.S. Environmental Protection Agency (EPA) Administrator Lee Zeldin, along with employees, community and business partners. Administrator Zeldin commented, “After almost two decades without a new copper source anywhere in the U.S., the Florence Copper Mine in Arizona is now open and will produce tens of millions of pounds of copper per year and create hundreds of good-paying jobs to the community. It was great to be there in person yesterday to celebrate the mine’s opening—a huge win for Arizona’s economy and its environment.”

“Bringing Florence Copper into production is a huge accomplishment for our team, and for all of our partners and supporters who made it possible,” Mr. McDonald said. “Florence Copper brings Trekor one step closer to its goal of becoming a leading North American copper producer.”

View video and photo highlights of the event at: Trekor Metals | Trekor Talks

On October 8, Trekor is hosting an analyst and investor site tour at Florence Copper. The presentation, which provides an overview of the in-situ copper operation and an update on the production ramp-up, can be found on Trekor’s website at: Trekor Metals | Corporate Presentations

For further information on Trekor, see the Company’s website at trekormetals.com or contact:

  Investor Enquiries: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Trekor’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and Florence Copper, and their potential impact on our ability to achieve our production estimates;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  any increases in interest rates may increase our borrowing costs and impact the profitability of our operations;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the ramp-up of the Florence Copper commercial production facility does not proceed within projected timelines or cost estimates, or that initial operations do not achieve results consistent with the projections in the Florence Copper Technical Report, including with respect to operating costs, revenue, sustaining capital, rates of return and cash flows from operations;
  our ability to comply with all conditions imposed under the APP and UIC permits for the operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued ramp-up and commercial operation of Florence Copper, including with respect to our ability to obtain any additional financing, if needed, to continue and expand commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, acid, diesel, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform including for compliance with the British Columbia Declaration on the Rights of Indigenous Peoples Act (“DRIPA”);
  our dependence solely on our 100% interest in Gibraltar and in due course, Florence Copper for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements and cathode purchase agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, extreme heat, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our ability to develop new mining projects in British Columbia may be impacted by joint decision-making and consent agreements being implemented by the Government of British Columbia with First Nations under DRIPA;
  The ability to develop the New Prosperity Project is subject to the restrictions set out in our June 2025 Tripartite Agreement with the Province of British Columbia and the Tŝilhqot’in Nation (the “Teẑtan Biny Agreement”), under which the New Prosperity Project is subject to a land use planning process with the Province of British Columbia and we are not permitted to be the proponent of any development of the New Prosperity Project;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the escalating military conflict involving Iran and broader Middle East instability, and other future geopolitical events including social unrest, which could disrupt financial markets, commodity markets, supply chains, the price and availability of energy, availability of materials and equipment and execution timelines for any project development;
  uncertainties relating to the delivery of oil through the Strait of Hormuz resulting from Middle East instability, which could have an adverse effect on global economic activity and potentially increase operating costs generally and reduce global demand for copper, and have a material adverse effect on our business, operations, and the feasibility of our development projects;
  changes to U.S. trade policies and tariff measures, including retaliatory tariffs imposed or threatened by Canada and other trading partners, may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Trekor, investors should review the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.